RADICA GAMES LIMITED

FOR IMMEDIATE RELEASE                        CONTACT: PATRICK S. FEELY
                                                      PRESIDENT & COO
                                                      (LOS ANGELES, CALIFORNIA)
                                                      (626) 744-1150

                                                      DAVID C. W. HOWELL
                                                      EXECUTIVE V.P. & CFO
                                                      (HONG KONG)
                                                      (852) 2688 4201

                                                      MATTHEW O'CONNOR
                                                      NASCAR
                                                      (904) 947-6843



RADICA AND NASCAR ANNOUNCE LICENSE AGREEMENT


DALLAS, Texas (December 10, 1997) - NASCAR (the National Association for Stock Car Auto Racing) has licensed Radica(R) USA Limited to market a handheld NASCAR themed racing game called NASCAR Racer.

The game, which is scheduled to ship to stores in 1998, features precision steering for left or right hand players, sensory feedback vibrations, trigger finger acceleration, and high performance acceleration and braking.

"Just as NASCAR fans come from all ages and backgrounds, we pursue opportunities that bring each of them closer to the sport," said George Pyne, NASCAR Vice President of Licensing and Consumer Products. "NASCAR Racer will provide fans with a fun, convenient way to experience the thrill of NASCAR competition wherever they happen to be."

"We are excited about the opportunity to tie-in with the most popular racing organization in the country," said Patrick Feely, Radica Games Limited President. "Our NASCAR Racer electronic handheld game puts the thrill of NASCAR competition in the palm of your hand."

Radica is a leading developer, manufacturer and distributor of handheld and table top games with subsidiaries in the U.S.A., Canada and the United Kingdom. Radica USA Limited, headquartered in Dallas, Texas, is a subsidiary of Radica Games Limited (RADICA), a Bermuda company headquartered in Hong Kong (NASDAQ - RADAF).

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